Exhibit 99.5

[•], 2015

Dear Shareholder of Peoples Bancorp, Inc. of Bullitt County:

This package is being mailed to you as a shareholder of record of Peoples Bancorp, Inc. of Bullitt County (“Peoples”) as of [•], 2015 in connection with the pending merger of Peoples with and into First Capital, Inc. (“First Capital”).  The transaction is described in the Joint Proxy Statement/Prospectus dated [•], 2015 (the “Proxy Statement’), which was mailed to you under separate cover on or about [•], 2015, and in the Agreement and Plan of Merger between First Capital and Peoples (the “Merger Agreement”), which is Annex A to the Proxy Statement.

Enclosed are an Election Form and Letter of Transmittal and related documents that pertain to the merger and the actions you must take to receive stock or cash in exchange for your shares of Peoples common stock.  Instructions for completing and delivering these documents are provided below.  In addition, an Election and Transmittal Information Booklet is enclosed for your reference.

The Merger Agreement provides that if the merger is completed, Peoples shareholders will have the right to elect to receive one of the following forms of consideration for each share of Peoples common stock they own as of the Election Deadline (which is defined below) and continue to hold immediately prior to the completion of the merger:

(i)                                     382.83 shares (the “Exchange Ratio”) of First Capital common stock (the “Stock Consideration”); or

(ii)                                  $9,475.00 in cash (the “Cash Consideration”)

Both the Stock Consideration and the Cash Consideration are subject to certain adjustments and the election and allocation procedures described below.

All elections are subject to the requirement that 50% of the outstanding shares of Peoples common stock (or approximately 1,535 shares) will be converted into the right to receive the Stock Consideration, and the remaining outstanding shares of Peoples common stock will be converted into the right to receive the Cash Consideration.

If Peoples shareholders elect more cash or stock than is available under the Merger Agreement, elections for the over-subscribed form of merger consideration may be prorated. As a result, if either the aggregate cash or stock elections made by all Peoples shareholders exceed the maximum available, any shareholder who chooses the consideration election that exceeds the maximum available will receive some or all of the consideration in a form that the shareholder did not choose.

The Proxy Statement includes examples that illustrate how this allocation procedure will operate, depending on which form of merger consideration is over subscribed.

Additionally, the Merger Agreement provides that in certain circumstances the Stock Consideration and Cash Consideration will be adjusted.

•                  The Stock Consideration and Cash Consideration will be adjusted within certain limits if the Average First Capital Closing Price is greater or less than $24.75. “Average First Capital Closing Price” means the average per share closing price of First Capital common stock for the 20 trading days preceding the 5th calendar day before the effective time of the Merger.

•                  The Stock Consideration and Cash Consideration will be decreased if the consolidated net book value of Peoples (as defined in the Merger Agreement) is less than $29,010,000 but greater than $26,410,000.

•                  The Exchange Ratio also may be adjusted if there is a change in the number of shares of First Capital common stock issued and outstanding prior to the effective time of the Merger due to a stock split, stock dividend, recapitalization or similar transaction affecting the outstanding First Capital common stock.

The Proxy Statement describes these potential adjustments and includes a table that illustrates how the adjustments would affect the Exchange Ratio and the Cash Consideration, depending on whether the Average First Capital Closing Price is greater or less than $24.75, and whether the consolidated net book value of Peoples is less than $29,010,000.

First Capital and Peoples hope to complete the transaction as soon as reasonably practicable and currently expect the closing of the merger to occur in December 2015. However, the merger is subject to the satisfaction or waiver of a number of conditions. It is possible that factors outside the control of Peoples or First Capital could result in the merger being completed at a later time or not at all. There can be no assurance as to when or if the merger will close.

Making Your Election

In order to make an election, please complete, sign and return the Election Form and Letter of Transmittal, with either (i) all stock certificate(s) (if applicable) representing your shares of Peoples common stock, or (ii) a properly completed Notice of Guaranteed Delivery, together with any other documentation reasonably required by First Capital’s exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”).  You must return your completed and signed election materials to the Exchange Agent at one of the addresses set forth below so that it is RECEIVED no later than the Election Deadline.

DO NOT SEND YOUR ELECTION MATERIALS TO FIRST CAPITAL, PEOPLES BANK, OR ANY PERSON OTHER THAN THE EXCHANGE AGENT.

The election deadline will be 5:00 p.m., Eastern time, on [•], 2015, unless delayed (the “Election Deadline”). Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., Eastern time, on the date of the Election Deadline.  If you hold your shares of Peoples common stock in “street name” or in another manner, you may be subject to an earlier deadline.  You bear the risk of ensuring proper and timely delivery.  Therefore, we encourage you to submit your election materials promptly.

If you do not make a valid election for any reason, you will have no control over the type of merger consideration you receive. Your shares of Peoples common stock will be considered “no-election shares” and will be converted into the right to receive the stock consideration or the cash consideration depending entirely upon the elections made by other shareholders according to the allocation procedures specified in the Merger Agreement.

For a full discussion of the merger and the effect of your election, please refer to the Proxy Statement (which includes the Merger Agreement as Annex A) that has been mailed to you under separate cover on or about [•], 2015.  We urge you to carefully read the entire Proxy Statement (including the Merger Agreement and the other annexes) and the accompanying instructions to the Election Form and Letter of Transmittal before making your election.

You can obtain free copies of the Proxy Statement and the other merger-documents filed with the SEC by First Capital through the SEC’s website at www.sec.gov.  If you wish to request a copy of the Proxy Statement from the Information Agent, you should do so by [•], 2015, which is five business days before the Election Deadline.

The information contained in the Proxy Statement speaks as of [•], 2015, and does not reflect subsequent developments. You should rely only on the information contained in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained in the Proxy Statement.

If you have any questions regarding the election materials, or wish to request a copy of the Proxy Statement, please contact the Information Agent: Georgeson Inc. at (888) 658-3624.

The enclosed election materials are dated [•], 2015, and are first being mailed to shareholders of Peoples on or about [•], 2015.

Yours truly,

PEOPLES BANCORP, INC.
OF BULLITT COUNTY

INSTRUCTIONS

(Please read carefully all of the instructions below)

1.                                      Delivery; Election Deadline:  For any election contained herein to be considered, this Election Form and Letter of Transmittal, properly completed in accordance with these instructions and signed, together with either your stock certificate(s) or a properly completed Notice of Guaranteed Delivery, and any other documentation reasonably required by the Exchange Agent, must be delivered to the Exchange Agent at one of the following addresses so that it is actually received by the Exchange Agent no later than the Election Deadline.  The Election Deadline will be 5:00 p.m., Eastern time, on [•], 2015.

If delivering by mail:	If delivering by courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

Do not send your election documentation to First Capital, Peoples or any person other than the Exchange Agent because they will not be forwarded to the Exchange Agent and your election will be invalid.  The method of delivery is at the option and risk of the surrendering shareholder.  Registered mail, appropriately insured, with return receipt requested, is suggested.  A return envelope is enclosed for your convenience.  Delivery will occur, and risk of loss and title will pass, only upon proper delivery of the certificate(s) to the Exchange Agent. You bear the risk of ensuring proper and timely delivery.

Election forms must be received by the Exchange Agent no later than 5:00 p.m., Eastern time, on the date of the Election Deadline.  If you hold your shares of Peoples common stock in “street name” or in another manner, you may be subject to an earlier deadline.  Therefore, we encourage you to submit your election materials promptly. The Exchange Agent, in its sole discretion, will determine whether any Election Form and Letter of Transmittal has been received on a timely basis and whether an Election Form and Letter of Transmittal has been properly completed.

By signing and returning the Election Form and Letter of Transmittal to the Exchange Agent, you acknowledge that the preference expressed with respect to the kind of merger consideration you wish to receive may not be fully satisfied depending upon the elections of other Peoples shareholders.  No fractional shares of First Capital common stock will be issued in connection with the merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of First Capital common stock you might otherwise have been entitled to receive.

2.                                      Revocation or Change of Election Form:  Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent no later than the Election Deadline.  The Exchange Agent will have discretion to determine whether any revocation or change has been received on a timely basis and whether any such revocation or change has been properly made.  No election may be revoked or changed after the Election Deadline.  See Instruction 4.

3.                                      Surrender of Original Certificate(s); Lost, Stolen or Destroyed Certificate(s):  For any election contained herein to be effective, this Election Form and Letter of Transmittal must be accompanied by the original certificate(s) evidencing your shares of Peoples common stock and any required accompanying evidences of authority.  If your certificate(s) has been lost, stolen or destroyed, contact the Peoples’ President, William L. Dawson, at (502) 543-2226 before you submit this Election Form and Letter of Transmittal.

4.                                      Termination of Merger Agreement:  If the Merger Agreement is terminated, the Exchange Agent will promptly return stock certificate(s) representing shares of Peoples common stock via registered mail.  The Exchange Agent and Peoples will use their commercially reasonable efforts to facilitate return of such stock certificate(s) in the event of termination of the Merger Agreement, but return of certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting Peoples shareholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.                                      Signatures:  If this Election Form and Letter of Transmittal is signed by the registered holder(s) of the shares surrendered, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) surrendered or on the assignment authorizing transfer, without alteration, enlargement or any change whatsoever.  Do not sign the certificate(s) because signatures are not required if the certificate(s) surrendered are submitted by the registered owner of such shares who has not completed the section entitled “Special Payment and Delivery Form” or are for the account of an Eligible Institution (as defined below).  If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s).  If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations.  Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who are not identified as such to the registration must be accompanied by proper evidence of the signatory’s authority to act.

6.                                      Guarantee of Signatures:  No signature guarantee is required on this Election Form and Letter of Transmittal if (a)(i) this Election Form and Letter of Transmittal is signed by the registered holder(s) of shares surrendered with this Election Form and Letter of Transmittal and (ii) such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment and Issuance Instructions” or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”).  In all other cases, all signatures on this Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution.

7.                                      Special Payment and Issuance Instructions:  If the merger consideration is to be made payable to or registered in a name other than the name(s) that appear(s) on the surrendered certificate(s), indicate the name(s) and address in the box captioned “Special

Payment and Issuance Instructions.”  The shareholder(s) named will be considered the record owner(s) and should complete the section entitled “Signatures Required” and the Form W-9 (or the appropriate IRS Form W-8 if you are a non-U.S. shareholder, a copy of which can be obtained at www.irs.gov).  If the section entitled “Special Payment and Issuance Instructions” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution.  If the surrendered stock certificate(s) are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal, or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificate(s) must be endorsed or accompanied by duly executed stock powers, in each case signed exactly as the name(s) of the registered owner(s) appears on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

8.                                      Special Delivery Instructions:  If the merger consideration is to be delivered to an address other than the one set forth next to the signature of the registered holder, indicate the address in the box captioned “Special Delivery Instructions.”  If the section entitled “Special Delivery Instructions” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution.

9.                                      IRS Form W-9:  Under U.S. federal income tax law, a non-exempt shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed Internal Revenue Service (“IRS”) Form W-9.  Shareholders who have a Form W-9 on file with the Exchange Agent do not need to provide another Form W-9 to the Exchange Agent.  If the certificate(s) is in more than one name or is not in the name of the actual owner, consult the instructions included on the enclosed IRS Form W-9 for additional guidance on which number to report.  Failure to provide the information on the form may subject the surrendering shareholder to U.S. federal income tax withholding (currently at a rate of 28%) on the payment of any cash.  If a TIN has not been issued to a surrendering shareholder and such shareholder has applied for a number or intends to apply for a number in the near future, such shareholder must write “Applied For” in the space for the TIN on the enclosed IRS Form W-9.  If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, backup withholding (currently at a rate of 28%) will apply to all payments to such surrendering shareholders of any cash consideration due for their former shares.  Please review the instructions included on the enclosed IRS Form W-9 for additional information.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE

Representations and Warranties of the Peoples Shareholder:

By signing and returning the Election Form and Letter of Transmittal (the “Election Form”) to the Exchange Agent, you agree to the statements set forth below:

1.                                      Pursuant to the Merger Agreement and subject to the election, adjustment and proration procedures described herein and in the Proxy Statement, you thereby surrender the certificates representing your shares of Peoples common stock listed on the Election Form and elect, as indicated in the Election Form, to receive for each share of Peoples common stock represented by the certificates either the Stock Consideration or the Cash Consideration.

2.                                      You represent and warrant that you are, as of the date thereof, and will be, as of the completion date of the merger, the registered holder of the shares of Peoples common stock represented by the enclosed certificate(s) with good title thereto and with full power and authority to make the election indicated in the Election Form, to surrender the shares of Peoples common stock represented by the enclosed certificate(s) for exchange, and to direct delivery of the book-entry transfer of Stock Consideration and/or payment of the Cash Consideration pursuant to the Election Form.  You represent and warrant that the shares of Peoples common stock represented by the enclosed certificate(s) are free and clear of all liens, restrictions, charges, and encumbrances, and are not subject to any adverse claims.  You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of those shares of Peoples common stock.  You irrevocably appoint the Exchange Agent as your agent to effect the exchange.  All authority conferred or agreed to be conferred in the Election Form shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, your death or incapacity.

3.                                      You understand and acknowledge that you will not receive the merger consideration unless and until the merger is completed and unless and until the certificate(s) representing your shares of Peoples common stock have been received by the Exchange Agent at the address set forth above, together with such additional documents as the Exchange Agent may require, and until those certificates and documents have been processed for exchange by the Exchange Agent.  You understand and acknowledge that the method of delivery of the certificate(s) and all other required documents is at your option and risk and that the risk of loss to such shares shall pass only after the Exchange Agent has actually received the certificate(s).  You further understand and acknowledge that no interest will accrue on the merger consideration, including on any cash paid in lieu of fractional First Capital shares, or on any dividends paid with respect to First Capital shares.

4.                                      You make the election set forth under “Election Choices” on the Election Form.  You understand that the purpose of the election procedures described in the Election Form is to permit holders of shares of Peoples common stock to express their preferences of the kind of merger consideration they elect to receive in the merger, subject to proration.  You understand that the preference expressed with respect to the kind of merger consideration may not be fully satisfied depending upon the elections of other Peoples shareholders.

5.                                      You agree that if you do not make an election or if you make an ineffective election for any shares of Peoples common stock held by you, you will be deemed to have not made an election and will receive either cash or First Capital common stock for your shares of Peoples common stock according to the allocation procedures specified in the Merger Agreement.

6.                                      You acknowledge that none of First Capital, Peoples nor any other person or entity has made any recommendation as to whether or not you should make a particular type of election.  You also acknowledge that you were advised to make your own decision, in consultation with your own financial and tax advisors, if any, as to which type of election to make.

7.                                      Unless otherwise indicated on the Election Form in the box entitled “Special Payment and Issuance Instructions,” in exchange for the enclosed certificate(s) (or those delivered pursuant to a “Notice of Guaranteed Delivery”), you instruct the Exchange Agent to issue in your name, as it appears on the Election Form, (i) the merger consideration, subject to adjustment and proration, in the form elected by you under “Election Choices” on the Election Form, and (ii) a check for cash in lieu of any fractional First Capital share that would otherwise be issued.  Similarly, unless otherwise indicated in the box entitled “Special Delivery Instructions,” you instruct the Exchange Agent to mail the merger consideration to you at the address shown on the Election Form.  If both the “Special Payment and Issuance Instructions” and the “Special Delivery Instructions” are completed, you instruct the Exchange Agent to issue and mail the merger consideration to the person or entity so indicated at the address indicated.  Appropriate medallion signature guarantees by an Eligible Institution (as defined in Instruction 6) have been included with respect to the shares of Peoples common stock for which “Special Payment and Issuance Instructions” and/or “Special Delivery Instructions” have been given.

8.                                      You understand and acknowledge that First Capital (which may delegate power in whole or in part to the Exchange Agent), in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the Merger Agreement, governing (i) the validity of the Election Forms and compliance by you with the election procedures set forth therein, (ii) the manner and extent to which elections are to be taken into account in making the proration determinations, (iii) the issuance and delivery of shares representing the whole number of shares of First Capital common stock to be issued as stock consideration and (iv) the method of payment of cash consideration and cash in lieu of fractional shares of First Capital common stock.